

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2014

Via E-mail
Howard Siegel
President, Chief Executive Officer and Chief Financial Officer
Northern Mineral & Exploration Ltd.
1301 Avenue M
Cisco, TX 76437

> **Re:** **Northern Minerals & Exploration Ltd.**
> **Form 10-K for Fiscal Year Ended July 31, 2013**
> **Filed November 13, 2013**
> **File No. 333-146934**
> **Response dated June 10, 2014**

Dear Mr. Siegel:

We have reviewed your response letter dated June 10, 2014 and have the following comment. Our comment asks you to amend your filing.

Please respond to this letter within ten business days by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Statements of Cash Flows, page 34

1. We have reviewed your response to our prior comment 1 and the amended Form 10-K. Please have your independent registered accounting firm update its report to address the restatement.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief